FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of February, 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NOTICE TO THE HOLDERS OF THE NOTES

CGG S.A. (the “Company”) hereby communicates that, pursuant to Section 4.24(c) of the Indenture in respect of its 2021 Notes (as defined below) and Section 4.25(c) of the Indentures in respect of its 2020 Notes and 2022 Notes (each as defined below), the Company expects to deliver today a plan addressing the capital structure constraints of the Company and its consolidated group approved by the Company’s Board of Directors to the lenders under the French Revolving Facility and the U.S. Revolving Facility (as defined in the respective Indentures). The plan will be available to those beneficial owners of Notes and their advisers who have signed non-disclosure agreements in a form satisfactory to the Company (acting reasonably), subject to a cleansing mechanism to be separately agreed by the Company and the advisers of the beneficial owners of Notes. Such beneficial owners and advisors who wish to sign a non-disclosure agreement in order to receive the information described in Section 4.24(a), (b), (c) and (d) of the Indenture in respect of the 2021 Notes and Section 4.25(a), (b), (c) and (d) of the Indentures in respect of the 2020 Notes and 2022 Notes should contact Yannick Piette at yannick.piette@weil.com or +33 1 44 21 98 47.

“2021 Notes” means 6.500% Senior Notes due 2021 (CUSIP: 204384AB7 / ISIN: US204384AB76; CUSIP: F1704UAD6 / ISIN: USF1704UAD66).

“2020 Notes” means 5.875% Senior Notes due 2020 (Reg. S ISIN: XS1061175607 / Reg. S Common Code: 106117560; Rule 144A ISIN: XS1061175862 / Rule 144A Common Code: 106117586).

“2022 Notes” means 6.875% Senior Notes due 2022 (Reg. S CUSIP: F1704UAC8 / Reg. S ISIN: USF1704UAC83; Registered CUSIP: 12531TAB5 / Registered ISIN: US12531TAB52).

“Notes” means the 2021 Notes, the 2020 Notes and the 2022 Notes.

Paris, France, February 28, 2017

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 28, 2017	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Group CFO